NXT ANNOUNCES A $150,000 PILOT SURVEY CONTRACT, APRIL OIL & GAS CONFERENCES ATTENDED BY MANAGEMENT AND INVESTOR’S CONFERENCE CALL

Monday April 4, 2011

NXT Energy Solutions Inc.

Trading Symbol - “SFD”–TSX-V; “NSFDF”–NASDAQ-OTCBB

CALGARY, ALBERTA- NXT Energy Solutions Inc. (“NXT” or “the Company") is pleased to announce:

1.

The signing of a US $150,000 contract to conduct a pilot SFD® survey in Montana for a Calgary based exploration & production client.  The purpose of the pilot survey is to utilize SFD® to provide indicators of trap and reservoir potential in a complex geological environment.  The proposed survey area contains both large and small targets located at various depths and the client intends to use the survey results to focus future seismic acquisitions. This survey shall commence in the second quarter of this year subject to obtaining required flight permits.

2.

In April 2011 the following Oil & Gas conferences shall be attended by NXT’s management:

•

The Next Generation Oil & Gas Summit to be held on April 5th - 7th in South Africa;

•

The Colombia Oil & Gas Exhibition being held April 5th - 6th  in Cartagena, Colombia;  and

•

The AAPG conference to be held April 10th – 12th in Houston, Texas.

3.

An investor’s conference call will be held at 2:30 MDT (4:30 EDT) on April 14, 2011 where management will provide an operational update on matters of interest to investors including a progress report on our existing survey contracts, current sales initiatives and a general update on other initiatives planned by management and its advisory board throughout the balance of 2011.

NXT’s management invites all interested parties to participate in this investor’s conference call.  To participate in the call please phone one of the two numbers below and then enter the conference code followed by the “#” key:

In North America

+1-866-468-0803

International Locations

+1-647-427-7545

Conference Code:

8045965086

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore.  NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration.  SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes forward‐looking statements. When used in this document, words such as “plan”, “see”, “anticipate” and “scheduled”, are forward‐looking statements. Forward‐looking statements are subject to a wide range of risks and uncertainties, including but not limited to the use of the proceeds associated with the Private Placement. Any number of factors can cause actual results to differ materially from those in forward‐looking statements. Although the Company believes that its expectations represented by the forward‐looking statements are reasonable there can be no assurance that such expectations will be realized.

For further information contact:

Ken Rogers, VP Finance and CFO
NXT Energy Solutions Inc.
Suite 1400, 505 3rd Street, S.W.,
Calgary, Alberta, Canada T2P 3E6
Tel: (403) 264-7020
Fax: (403) 264-6442
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.